UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Eastern Airlines Corporation Limited

File No. 1-14550 - CF# 25349

China Eastern Airlines Corporation Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 24, 2010.

Based on representations by China Eastern Airlines Corporation Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.18	through June 21, 2020
Exhibit 4.22	through June 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Legal Branch Chief